Exhibit 21.1

Lineage Cell Therapeutics, Inc.

The following is a list of subsidiaries of Lineage Cell Therapeutics, Inc. as of December 31, 2025, omitting some subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.

Subsidiary	State or Jurisdiction of Incorporation or Organization
Cell Cure Neurosciences Ltd	Israel
ES Cell International Pte. Ltd	Singapore